

September 4, 2008

Mr. Daymon Bodard
President, CFO, and Director
Nova Energy, Inc.
2050 Russet Way, Suite 190
Carson City, NV 89703

   Re: Nova Energy, Inc.
     Registration Statement on Form 10
     Filed August 21, 2008
     File No. 0-27693

Dear Mr. Bodard:

   This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain a comparable deficiency.

General

1. While you have filed this document under the EDGAR header tag for Form 10-12G, it appears that the disclosure you have provided corresponds to a Form 10-K rather than a Form 10. Please note that Form 10-K is used for annual reports as required by Sections 13 and 15(d) of the Securities Exchange Act or transition reports as required by Rules 13a-10 and 15d-10, whereas Form 10 is used to register securities under the Exchange Act. Please tell us whether you intended to file a Form 10-K or a Form 10, and revise your EDGAR tag or disclosure accordingly. In this regard, we note that you filed a Form 15 on April 26, 2006. As such, it appears that you should file a Form 10. If you intended to file a Form 10-K, tell us whether you believe you currently have a class of securities registered under the Exchange Act.

2.   Please refer to the comment immediately above. If you intended to file a Form 10, please provide all disclosure required by Form 10, including the disclosure concerning indemnification of directors and officers, as required by Item 12 of Form 10.

Financial Statements

3.   We note that your company reports based on a fiscal year ending June 30. Because you filed on August 21, 2008, you should have included financial statements for the fiscal year ended June 30, 2008, as required by Regulation S-X. Please provide the financial statements required by Item 8-08 of Regulation S-X.

        You are advised that the registration statement will become effective by operation of law on October 20, 2008, and if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

        We suggest that you consider submitting a substantive amendment that corrects the deficiencies or a request to withdraw the registration statement before it becomes effective.

        Please contact John Lucas at (202) 551-5798 or Carmen Moncada-Terry at (202) 551-3687 with any questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: John Lucas